Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars except for per share amounts)		June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Revenue
Premiums
Gross		$4,901	$5,056	$10,118	$9,789
Less: Ceded		586	1,133	1,158	2,302
Net premiums		4,315	3,923	8,960	7,487
Net investment income (loss):
Interest and other investment income		1,398	1,372	2,752	2,686
Fair value and foreign currency changes on assets and liabilities (Note 4)		(405)	1,309	(1,953)	1,967
Net gains (losses) on available-for-sale assets		41	58	77	113
Net investment income (loss)		1,034	2,739	876	4,766
Fee income (Note 8)		1,477	1,460	2,983	2,878
Total revenue		6,826	8,122	12,819	15,131

Benefits and expenses
Gross claims and benefits paid (Note 6)		3,974	3,824	7,976	7,856
Increase (decrease) in insurance contract liabilities (Note 6)		167	2,233	(387)	2,916
Decrease (increase) in reinsurance assets (Note 6)		(60)	165	(45)	300
Increase (decrease) in investment contract liabilities (Note 6)		(2)	18	(9)	31
Reinsurance expenses (recoveries) (Note 7)		(519)	(1,072)	(1,047)	(2,230)
Commissions		589	589	1,162	1,206
Net transfer to (from) segregated funds (Note 11)		(74)	(2)	(91)	(15)
Operating expenses		1,626	1,567	3,244	3,165
Premium taxes		95	94	187	185
Interest expense		78	87	153	167
Total benefits and expenses		5,874	7,503	11,143	13,581

Income (loss) before income taxes		952	619	1,676	1,550
Less: Income tax expense (benefit) (Note 9)		182	(23)	301	159

Total net income (loss)		770	642	1,375	1,391
Less: Net income (loss) attributable to participating policyholders (Note 10)		41	45	(47)	220

Shareholders’ net income (loss)		729	597	1,422	1,171
Less: Preferred shareholders’ dividends		23	23	47	46
Common shareholders’ net income (loss)		$706	$574	$1,375	$1,125

Average exchange rates during the reporting periods:	U.S. dollars	1.29	1.34	1.28	1.33

Earnings (loss) per share (Note 13)
Basic		$1.16	$0.93	$2.26	$1.83
Diluted		$1.16	$0.93	$2.25	$1.83

Dividends per common share		$0.475	$0.435	$0.930	$0.855

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2018	39

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Total net income (loss)	$770	$642	$1,375	$1,391
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	138	(321)	453	(419)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(64)	90	(226)	190
Reclassifications to net income (loss)	(29)	(31)	(57)	(61)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	1	(4)	4	(10)
Reclassifications to net income (loss)	(2)	–	(6)	2
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	(41)	(32)	(24)	(22)
Total items that may be reclassified subsequently to income	3	(298)	144	(320)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	27	(61)	89	(69)
Revaluation surplus on transfer to investment properties (Note 4.F)	–	139	–	139
Total items that will not be reclassified subsequently to income	27	78	89	70
Total other comprehensive income (loss)	30	(220)	233	(250)
Total comprehensive income (loss)	800	422	1,608	1,141
Less: Participating policyholders’ comprehensive income (loss) (Note 10)	42	42	(44)	216
Shareholders’ comprehensive income (loss)	$758	$380	$1,652	$925

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized gains / losses on available-for-sale assets	$12	$(30)	$38	$(80)
Reclassifications to net income for available-for-sale assets	12	11	20	22
Unrealized gains / losses on cash flow hedges	–	1	(1)	3
Reclassifications to net income for cash flow hedges	–	–	2	(1)
Total items that may be reclassified subsequently to income	24	(18)	59	(56)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(8)	29	(24)	33
Revaluation surplus on transfer to investment properties (Note 4.F)	–	(33)	–	(33)
Total items that will not be reclassified subsequently to income	(8)	(4)	(24)	–
Total income tax benefit (expense) included in other comprehensive income (loss)	$(16)	$(22)	$35	$(56)

The attached notes form part of these Interim Consolidated Financial Statements.

40	Sun Life Financial Inc.	Second Quarter 2018	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		June 30, 2018	December 31, 2017
Assets
Cash, cash equivalents and short-term securities (Note 4)		$8,128	$8,890
Debt securities (Note 4)		72,707	72,619
Equity securities (Note 4)		5,608	6,020
Mortgages and loans		44,917	42,805
Derivative assets		1,182	1,478
Other invested assets (Note 4)		4,415	4,154
Policy loans		3,164	3,106
Investment properties (Note 4)		7,337	7,067
Invested assets		147,458	146,139
Other assets		4,598	4,408
Reinsurance assets (Note 6)		4,273	4,028
Deferred tax assets		1,332	1,295
Intangible assets		1,725	1,667
Goodwill		5,323	5,183
Total general fund assets		164,709	162,720
Investments for account of segregated fund holders (Note 11)		108,692	106,392
Total assets		$273,401	$269,112
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)		$119,374	$117,785
Investment contract liabilities (Note 6)		3,169	3,082
Derivative liabilities		1,929	1,756
Deferred tax liabilities		470	403
Other liabilities		11,697	11,987
Senior debentures		1,299	1,299
Subordinated debt		3,038	3,437
Total general fund liabilities		140,976	139,749
Insurance contracts for account of segregated fund holders (Note 11)		101,496	99,121
Investment contracts for account of segregated fund holders (Note 11)		7,196	7,271
Total liabilities		$249,668	$246,141
Equity
Issued share capital and contributed surplus		$10,873	$10,911
Shareholders’ retained earnings and accumulated other comprehensive income		12,343	11,410
Total shareholders’ equity		23,216	22,321
Participating policyholders’ equity		517	650
Total equity		$23,733	$22,971
Total liabilities and equity		$273,401	$269,112

Exchange rates at the end of the reporting periods:	U.S. dollars	1.31	1.26

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on August 8, 2018.

Dean A. Connor	Sara G. Lewis
President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2018	41

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2018	June 30, 2017
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 10)
Balance, beginning of period	8,582	8,614
Stock options exercised	12	4
Common shares purchased for cancellation	(55)	–
Common shares issued as consideration for business acquisition	4	–
Balance, end of period	8,543	8,618
Contributed surplus
Balance, beginning of period	72	72
Share-based payments	3	3
Stock options exercised	(2)	(1)
Balance, end of period	73	74
Retained earnings
Balance, beginning of period, as previously reported	10,305	9,360
Adjustment for change in accounting policy (Note 2)	(44)	–
Balance, beginning of period, after change in accounting policy	10,261	9,360
Net income (loss)	1,422	1,171
Dividends on common shares	(566)	(525)
Dividends on preferred shares	(47)	(46)
Common shares purchased for cancellation (Note 10)	(151)	–
Transfer from accumulated other comprehensive income (loss)	–	(13)
Transfer from participating policyholders’ equity (Note 10)	89	–
Balance, end of period	11,008	9,947
Accumulated other comprehensive income (loss), net of taxes (Note 14)
Balance, beginning of period	1,105	1,653
Total other comprehensive income (loss) for the period	230	(246)
Transfer to retained earnings	–	13
Balance, end of period	1,335	1,420
Total shareholders’ equity, end of period	$23,216	$22,316
Participating policyholders:
Balance, beginning of period	$650	$412
Net income (loss) (Note 10)	(47)	220
Total other comprehensive income (loss) for the period (Note 14)	3	(4)
Transfer to retained earnings (Note 10)	(89)	–
Total participating policyholders’ equity, end of period	$517	$628
Total equity	$23,733	$22,944

The attached notes form part of these Interim Consolidated Financial Statements.

42	Sun Life Financial Inc.	Second Quarter 2018	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$952	$619	$1,676	$1,550
Adjustments:
Interest expense related to financing activities	63	60	123	125
Increase (decrease) in insurance and investment contract liabilities	165	2,251	(396)	2,947
Decrease (increase) in reinsurance assets	(60)	165	(45)	300
Realized and unrealized (gains) losses and foreign currency changes on invested assets	364	(1,367)	1,876	(2,080)
Sales, maturities and repayments of invested assets	16,727	13,380	33,108	26,055
Purchases of invested assets	(18,366)	(14,206)	(34,518)	(27,881)
Income taxes received (paid)	(177)	(80)	(148)	(228)
Mortgage securitization (Note 4)	39	139	39	193
Other operating activities	696	361	(882)	(277)
Net cash provided by (used in) operating activities	403	1,322	833	704
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(28)	(51)	(5)	(94)
Investment in and transactions with joint ventures and associates	(1)	(89)	(3)	(95)
Dividends received from joint ventures and associates	14	12	20	17
Other investing activities	(53)	(22)	(102)	40
Net cash provided by (used in) investing activities	(68)	(150)	(90)	(132)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	–	(27)	(21)	(27)
Redemption of senior debentures and subordinated debt (Note 10)	–	–	(400)	(800)
Issuance of common shares on exercise of stock options	1	–	10	3
Common shares purchased for cancellation (Note 10)	(40)	–	(206)	–
Dividends paid on common and preferred shares	(308)	(292)	(604)	(570)
Interest expense paid	(51)	(54)	(133)	(152)
Net cash provided by (used in) financing activities	(398)	(373)	(1,354)	(1,546)
Changes due to fluctuations in exchange rates	38	(80)	114	(111)
Increase (decrease) in cash and cash equivalents	(25)	719	(497)	(1,085)
Net cash and cash equivalents, beginning of period	5,484	4,705	5,956	6,509
Net cash and cash equivalents, end of period	5,459	5,424	5,459	5,424
Short-term securities, end of period	2,502	2,236	2,502	2,236
Net cash, cash equivalents and short-term securities, end of period (Note 4)	$7,961	$7,660	$7,961	$7,660

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2018	43

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1. Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2017 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2017 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2. Changes in Accounting Policies

New and Amended International Financial Reporting Standards Adopted in 2018

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations. Amendments to IFRS 15 were issued in September 2015 and April 2016. IFRS 15 establishes principles about the nature, amount, timing, and uncertainty of revenue arising from contracts with customers. IFRS 15 requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. Insurance contracts and revenues arising from those contracts, primarily premium revenue, are not within the scope of this standard. Revenues from service contracts and service components of investment contracts (which are treated as service contracts) that are reported in Fee income and primarily arise from our asset management businesses are within the scope of IFRS 15. IFRS 15 also provides guidance related to the costs to obtain and to fulfill a contract. We adopted IFRS 15 on a cumulative retrospective basis and recognized differences on transition to IFRS 15 as at January 1, 2018 in retained earnings. Our accounting policies under IFRS 15 are as follows:

Fee income is generated from insurance contracts and service contracts.

Fee income from insurance contracts includes fees from segregated fund contracts, guarantee fees and other fees associated with insurance contracts and is typically recognized as revenue when services are rendered.

Fee income from service contracts represents fees associated with non-insurance contracts with customers, and includes Distribution fees, Fund management and other asset-based fees, and Administrative services and other fees. Distribution fees includes fees earned from the distribution of investment products and other intermediary activities. Fund management and other asset-based fees includes fees earned from investment management services. Administrative services and other fees includes fees earned from contract administration and other management services. Fee income from service contracts is typically recognized as revenue when services are rendered at either a point in time or over time. The majority of fee income from service contracts is comprised of variable consideration which is based on a percentage of assets under management or another variable metric and is recognized as revenue when it is highly probable that a significant reversal in the amount of the revenue recognized will not occur.

Additional disclosure on revenue from contracts with customers is included in Note 8.

As a result of the adoption of IFRS 15, we derecognized a portion of our deferred acquisition costs (previously recognized in Other assets) and the related deferred tax liability on our Consolidated Statements of Financial Position, which reduced opening retained earnings by $44 on an after-tax basis as at January 1, 2018.

In September 2016, the IASB issued Amendments to IFRS 4 to allow insurance entities whose predominant activities are to issue contracts within the scope of IFRS 4 Insurance Contracts an optional temporary exemption from applying IFRS 9 Financial Instruments until 2021 (“deferral approach”). We qualify and elected the deferral approach permitted under the amendments. Consequently, we will continue to apply IAS 39 Financial Instruments: Recognition and Measurement, the existing financial instrument standard until 2021.

The following new and amended IFRS are effective for annual periods beginning on or after January 1, 2018, and did not have a material impact on our Interim Consolidated Financial Statements:

In June 2016, the IASB issued Classification and Measurement of Share-based Payment Transactions, which amends IFRS 2 Share-based Payment. The amendments clarify how to account for certain types of share-based payment transactions, such as the

44	Sun Life Financial Inc.	Second Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments. These amendments are applicable to awards granted on or after that date and to unvested and vested but unexercised awards outstanding at that date. These amendments were applied prospectively.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which includes minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 28 Investments in Associates and Joint Ventures.

In December 2016, the IASB issued Transfers of Investment Property (Amendments to IAS 40). The amendments to IAS 40 Investment Property clarify that an entity shall transfer property to, or from, investment property when, and only when, there is evidence of a change in use.

In December 2016, the IASB issued IFRIC 22 Foreign Currency Transactions and Advance Consideration (“IFRIC 22”), which was developed by the IFRS Interpretations Committee. IFRIC 22 clarifies that for purposes of determining the exchange rate in transactions which include the receipt or payment of advance consideration in a foreign currency, the date of the transaction is the date of initial recognition of the non-monetary prepayment asset or deferred income liability.

Amended International Financial Reporting Standards Issued in 2018

In March 2018, the IASB issued a revised Conceptual Framework for Financial Reporting (“2018 Conceptual Framework”), which replaces the Conceptual Framework for Financial Reporting issued in 2010. The 2018 Conceptual Framework includes revised definitions of an asset and a liability, as well as new guidance on measurement, derecognition, presentation and disclosure. The 2018 Conceptual Framework is effective for annual periods beginning on or after January 1, 2020. We are currently assessing the impact the adoption of this framework will have on our Consolidated Financial Statements.

Assessment of Impact on IFRS 16 Leases (“IFRS 16”)

IFRS 16, which replaces IAS 17 Leases, and related interpretations, sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. For lessees, IFRS 16 removes the classification of leases as either operating or financing and requires that all leases be recognized on the statement of financial position, with certain exemptions allowed by this new standard. The accounting for lessors is substantially unchanged. The standard is effective for annual periods beginning on or after January 1, 2019, to be applied retrospectively, or on a modified retrospective basis. We are in the process of identifying lease contracts within the scope of this standard and are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

3. Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom business unit (“SLF U.K.”) and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Effective the first quarter of 2018, a change in the organizational and reporting structure resulted in the International business unit being transferred from the SLF U.S. reportable segment to the SLF Asia reportable segment. Consequently, approximately $10,000 of insurance contract liabilities pertaining to individual non-participating life and health policies is transferred from SLF U.S. to SLF Asia, along with the associated assets. The information reported to the Chief Operating Decision Maker now includes the results of the International business unit in the SLF Asia reporting package and the segmental information presented in these Interim Consolidated Financial Statements now includes the results of the International business unit in the SLF Asia reportable segment. In accordance with IFRS 8 Operating Segments, the segmental information for prior reporting periods has been restated to conform with current period presentation.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and product distribution fees paid by SLF Asset Management to SLF Asia. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2018	45

Results by segment for the three months ended June 30, 2018 and June 30, 2017 are as follows:

	SLF Canada	SLF U.S.(1)	SLF Asset Management	SLF Asia(1)	Corporate	Consolidation adjustments	Total
2018
Gross premiums:
Annuities	$439	$–	$–	$–	$6	$–	$445
Life insurance	1,195	404	–	579	23	–	2,201
Health insurance	1,321	925	–	7	2	–	2,255
Total gross premiums	2,955	1,329	–	586	31	–	4,901
Less: ceded premiums	382	147	–	52	5	–	586
Net investment income (loss)	980	25	(1)	(34)	69	(5)	1,034
Fee income	302	19	1,022	130	41	(37)	1,477
Total revenue	3,855	1,226	1,021	630	136	(42)	6,826
Less:
Total benefits and expenses	3,478	1,101	739	476	122	(42)	5,874
Income tax expense (benefit)	76	20	68	19	(1)	–	182
Total net income (loss)	$301	$105	$214	$135	$15	$–	$770
Less: Net income (loss) attributable to participating policyholders	39	–	–	2	–	–	41
Shareholders’ net income (loss)	$262	$105	$214	$133	$15	$–	$729
2017
Gross premiums:
Annuities	$828	$–	$–	$–	$7	$–	$835
Life insurance	1,079	445	–	537	23	–	2,084
Health insurance	1,205	923	–	6	3	–	2,137
Total gross premiums	3,112	1,368	–	543	33	–	5,056
Less: ceded premiums	929	142	–	56	6	–	1,133
Net investment income (loss)	1,378	687	10	655	33	(24)	2,739
Fee income	275	18	1,023	136	27	(19)	1,460
Total revenue	3,836	1,931	1,033	1,278	87	(43)	8,122
Less:
Total benefits and expenses	3,606	2,215	751	901	73	(43)	7,503
Income tax expense (benefit)	7	(107)	99	15	(37)	–	(23)
Total net income (loss)	$223	$(177)	$183	$362	$51	$–	$642
Less: Net income (loss) attributable to participating policyholders	38	1	–	6	–	–	45
Shareholders’ net income (loss)	$185	$(178)	$183	$356	$51	$–	$597

(1)	Balances in 2017 have been changed to conform with current period presentation as a result of the resegmentation described in Note 3.

46	Sun Life Financial Inc.	Second Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the six months ended June 30, 2018 and June 30, 2017 are as follows:

	SLF Canada	SLF U.S.(1)	SLF Asset Management	SLF Asia(1)	Corporate	Consolidation adjustments	Total
2018
Gross premiums:
Annuities	$1,328	$–	$–	$–	$11	$–	$1,339
Life insurance	2,332	809	–	1,092	46	–	4,279
Health insurance	2,634	1,845	–	15	6	–	4,500
Total gross premiums	6,294	2,654	–	1,107	63	–	10,118
Less: ceded premiums	758	284	–	106	10	–	1,158
Net investment income (loss)	1,422	(258)	1	(318)	41	(12)	876
Fee income	602	33	2,070	263	79	(64)	2,983
Total revenue	7,560	2,145	2,071	946	173	(76)	12,819
Less:
Total benefits and expenses	6,944	1,950	1,510	655	160	(76)	11,143
Income tax expense (benefit)	118	30	137	23	(7)	–	301
Total net income (loss)	$498	$165	$424	$268	$20	$–	$1,375
Less: Net income (loss) attributable to participating policyholders	(13)	(36)	–	2	–	–	(47)
Shareholders’ net income (loss)	$511	$201	$424	$266	$20	$–	$1,422
2017
Gross premiums:
Annuities	$1,239	$–	$–	$–	$13	$–	$1,252
Life insurance	2,187	891	–	1,155	45	–	4,278
Health insurance	2,407	1,833	–	12	7	–	4,259
Total gross premiums	5,833	2,724	–	1,167	65	–	9,789
Less: ceded premiums	1,902	276	–	112	12	–	2,302
Net investment income (loss)	2,448	1,064	24	1,053	227	(50)	4,766
Fee income	546	38	2,006	267	58	(37)	2,878
Total revenue	6,925	3,550	2,030	2,375	338	(87)	15,131
Less:
Total benefits and expenses	6,143	3,826	1,490	1,890	319	(87)	13,581
Income tax expense (benefit)	123	(125)	186	34	(59)	–	159
Total net income (loss)	$659	$(151)	$354	$451	$78	$–	$1,391
Less: Net income (loss) attributable to participating policyholders	208	2	–	10	–	–	220
Shareholders’ net income (loss)	$451	$(153)	$354	$441	$78	$–	$1,171

(1)	Balances in 2017 have been changed to conform with current period presentation as a result of the resegmentation described in Note 3.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2018	47

4. Total Invested Assets and Related Net Investment Income

4.A Asset Classification

The carrying values of our Debt securities, Equity securities, and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other	(1)	Total
June 30, 2018
Debt securities	$59,588	$13,119	$–		$72,707
Equity securities	$4,837	$771	$–		$5,608
Other invested assets	$2,416	$608	$1,391		$4,415

December 31, 2017
Debt securities	$59,967	$12,652	$–		$72,619
Equity securities	$5,078	$942	$–		$6,020
Other invested assets	$2,211	$562	$1,381		$4,154

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

4.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Fair value change:
Cash, cash equivalents and short-term securities	$2	$1	$4	$1
Debt securities	(621)	1,101	(1,806)	1,541
Equity securities	209	2	36	122
Derivative investments	(183)	268	(717)	411
Other invested assets	17	27	41	42
Total change in fair value through profit or loss assets and liabilities	(576)	1,399	(2,442)	2,117
Fair value changes on investment properties	159	77	237	80
Foreign exchange gains (losses)(1)	12	(167)	224	(230)
Realized gains (losses) on property and equipment(2)	–	–	28	–
Fair value and foreign currency changes on assets and liabilities	$(405)	$1,309	$(1,953)	$1,967

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

(2)	In 2018, we sold and leased back a property in Waterloo, Ontario. The transaction qualified as a sale and operating lease and as a result, we recognized a gain of $28.

4.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $1 and $5 for the three and six months ended June 30, 2018, respectively ($nil and $1 for the three and six months ended June 30, 2017).

48	Sun Life Financial Inc.	Second Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	June 30, 2018	December 31, 2017	June 30, 2017
Cash	$1,672	$1,504	$920
Cash equivalents	3,954	4,592	4,670
Short-term securities	2,502	2,794	2,236
Cash, cash equivalents and short-term securities	8,128	8,890	7,826
Less: Bank overdraft, recorded in Other liabilities	167	140	166
Net cash, cash equivalents and short-term securities	$7,961	$8,750	$7,660

4.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2017 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at June 30, 2018 are $1,269 and $1,250, respectively ($1,283 and $1,267 respectively, as at December 31, 2017). The carrying value and fair value of the associated liabilities as at June 30, 2018 are $1,394 and $1,376, respectively ($1,355 and $1,346 respectively, as at December 31, 2017). The carrying value of asset-backed securities in the principal reinvestment account (“PRA”) as at June 30, 2018 and December 31, 2017 are $126 and $75, respectively. There are no cash and cash equivalents in the PRA as at June 30, 2018 and December 31, 2017.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2017 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at June 30, 2018 and December 31, 2017.

4.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2017 Annual Consolidated Financial Statements.

4.F.i Fair Value Hierarchy

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	June 30, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$7,186	$942	$–	$8,128	$7,683	$1,207	$–	$8,890
Debt securities – fair value through profit or loss	1,152	58,048	388	59,588	1,103	58,447	417	59,967
Debt securities – available-for-sale	1,110	11,879	130	13,119	818	11,698	136	12,652
Equity securities – fair value through profit or loss	3,092	1,559	186	4,837	3,379	1,532	167	5,078
Equity securities – available-for-sale	573	165	33	771	710	194	38	942
Derivative assets	16	1,166	–	1,182	27	1,451	–	1,478
Other invested assets	974	153	1,897	3,024	912	140	1,721	2,773
Investment properties	–	–	7,337	7,337	–	–	7,067	7,067
Total invested assets	$14,103	$73,912	$9,971	$97,986	$14,632	$74,669	$9,546	$98,847
Investments for account of segregated fund holders	27,125	80,207	1,360	108,692	27,481	77,757	1,154	106,392
Total assets measured at fair value	$41,228	$154,119	$11,331	$206,678	$42,113	$152,426	$10,700	$205,239
Liabilities
Investment contract liabilities	$–	$–	$3	$3	$–	$–	$3	$3
Derivative liabilities	7	1,922	–	1,929	5	1,751	–	1,756
Total liabilities measured at fair value	$7	$1,922	$3	$1,932	$5	$1,751	$3	$1,759

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2018	49

Debt securities – fair value through profit or loss consist of the following:

As at	June 30, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$3,331	$15	$3,346	$–	$3,351	$15	$3,366
Canadian provincial and municipal government	–	12,002	15	12,017	–	12,142	16	12,158
U.S. government and agency	1,152	115	2	1,269	1,103	125	3	1,231
Other foreign government	–	4,906	38	4,944	–	5,318	43	5,361
Corporate	–	33,828	283	34,111	–	33,864	306	34,170
Asset-backed securities:
Commercial mortgage-backed securities	–	1,377	2	1,379	–	1,459	1	1,460
Residential mortgage-backed securities	–	1,705	–	1,705	–	1,625	–	1,625
Collateralized debt obligations	–	63	–	63	–	55	–	55
Other	–	721	33	754	–	508	33	541
Total debt securities – fair value through profit or loss	$1,152	$58,048	$388	$59,588	$1,103	$58,447	$417	$59,967

Debt securities – available-for-sale consist of the following:

As at	June 30, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$2,118	$–	$2,118	$–	$1,832	$–	$1,832
Canadian provincial and municipal government	–	1,161	–	1,161	–	1,138	–	1,138
U.S. government and agency	1,110	–	–	1,110	818	–	–	818
Other foreign government	–	721	–	721	–	752	–	752
Corporate	–	5,244	44	5,288	–	5,838	56	5,894
Asset-backed securities:
Commercial mortgage-backed securities	–	804	–	804	–	744	–	744
Residential mortgage-backed securities	–	421	–	421	–	398	–	398
Collateralized debt obligations	–	548	76	624	–	345	69	414
Other	–	862	10	872	–	651	11	662
Total debt securities – available-for-sale	$1,110	$11,879	$130	$13,119	$818	$11,698	$136	$12,652

There were no significant transfers between Level 1 and Level 2 for the three and six months ended June 30, 2018 and June 30, 2017.

50	Sun Life Financial Inc.	Second Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
June 30, 2018
Beginning balance	$348	$95	$180	$40	$1,850	$7,243	$9,756	$1,291	$11,047
Included in net income(1)(3)(5)	(6)	–	4	–	(10)	138	126	5	131
Included in OCI(3)	–	–	–	(6)	(1)	–	(7)	–	(7)
Purchases	54	61	–	1	86	88	290	78	368
Sales	(5)	–	–	(1)	(37)	(160)	(203)	(1)	(204)
Settlements	(12)	–	–	(1)	–	–	(13)	–	(13)
Transfers into Level 3(2)	10	13	–	–	–	–	23	3	26
Transfers (out) of Level 3(2)	(2)	(40)	–	–	–	–	(42)	–	(42)
Foreign currency translation(4)	1	1	2	–	9	28	41	(16)	25
Ending balance	$388	$130	$186	$33	$1,897	$7,337	$9,971	$1,360	$11,331
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(1)	$–	$4	$–	$(11)	$144	$136	$5	$141
June 30, 2017
Beginning balance	$547	$94	$146	$7	$1,567	$6,595	$8,956	$946	$9,902
Included in net income(1)(3)(5)	(1)	–	6	–	(1)	68	72	16	88
Included in OCI(3)	–	(1)	–	–	9	–	8	–	8
Purchases	83	66	5	–	145	120	419	60	479
Sales	(1)	–	–	–	(131)	(12)	(144)	(12)	(156)
Settlements	(31)	(2)	(7)	–	–	–	(40)	(1)	(41)
Transfers into Level 3(2)(6)	12	–	–	–	–	259	271	–	271
Transfers (out) of Level 3(2)	(88)	(44)	–	–	–	–	(132)	(1)	(133)
Foreign currency translation(4)	(7)	(1)	(1)	–	(8)	(48)	(65)	3	(62)
Ending balance	$514	$112	$149	$7	$1,581	$6,982	$9,345	$1,011	$10,356
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$1	$–	$6	$–	$(1)	$63	$69	$14	$83

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2018	51

For the six months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
June 30, 2018
Beginning balance	$417	$136	$167	$38	$1,721	$7,067	$9,546	$1,154	$10,700
Included in net income(1)(3)(5)	(8)	(2)	10	–	38	200	238	9	247
Included in OCI(3)	–	–	–	(6)	(6)	–	(12)	–	(12)
Purchases	61	102	5	1	253	332	754	202	956
Sales	(32)	–	–	(1)	(129)	(337)	(499)	(16)	(515)
Settlements	(13)	–	–	(1)	–	–	(14)	–	(14)
Transfers into Level 3(2)	11	13	–	1	–	–	25	4	29
Transfers (out) of Level 3(2)	(52)	(120)	–	–	–	–	(172)	–	(172)
Foreign currency translation(4)	4	1	4	1	20	75	105	7	112
Ending balance	$388	$130	$186	$33	$1,897	$7,337	$9,971	$1,360	$11,331
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(1)	$–	$11	$–	$37	$215	$262	$5	$267
June 30, 2017
Beginning balance	$442	$191	$144	$7	$1,544	$6,592	$8,920	$865	$9,785
Included in net income(1)(3)(5)	(1)	(1)	12	–	(15)	63	58	32	90
Included in OCI(3)	–	(1)	–	–	12	–	11	–	11
Purchases	155	76	9	–	188	191	619	147	766
Sales	(21)	(1)	(7)	–	(188)	(60)	(277)	(35)	(312)
Settlements	(34)	(2)	(7)	–	–	–	(43)	(1)	(44)
Transfers into Level 3(2)(6)	80	–	–	–	49	259	388	–	388
Transfers (out) of Level 3(2)	(96)	(148)	–	–	–	–	(244)	(1)	(245)
Foreign currency translation(4)	(11)	(2)	(2)	–	(9)	(63)	(87)	4	(83)
Ending balance	$514	$112	$149	$7	$1,581	$6,982	$9,345	$1,011	$10,356
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$2	$–	$13	$–	$(15)	$76	$76	$23	$99

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)

Investment properties included in net income is comprised of fair value changes on investment properties of $159 and $237 for the three and six months ended June 30, 2018, respectively ($77 and $80 for the three and six months ended June 30, 2017, respectively) net of amortization of leasing commissions and tenant inducements of $21 and $37 for the three and six months ended June 30, 2018, respectively ($9 and $17 for the three and six months ended June 30, 2017, respectively).

(6)

Transfers into Level 3 in Investment properties includes the reclassification of our former head office location previously classified as owner-occupied with a market value of $259 from Other assets to Investment properties. The reclassification recognized a revaluation surplus of $172, which was recorded as an increase of $139 of accumulated other comprehensive income, net of taxes of $33.

52	Sun Life Financial Inc.	Second Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2017 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three and six months ended June 30, 2018. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

6. Insurance Contract Liabilities and Investment Contract Liabilities

6.A Insurance Contract Liabilities

6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended June 30, 2018			For the three months ended June 30, 2017
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$111,931	$3,561	$108,370	$108,761	$4,376	$104,385
Change in balances on in-force policies	(178)	(18)	(160)	1,865	(98)	1,963
Balances arising from new policies	306	35	271	809	32	777
Method and assumption changes(1)	39	43	(4)	(441)	(99)	(342)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	167	60	107	2,233	(165)	2,398
Foreign exchange rate movements	441	50	391	(1,088)	(87)	(1,001)
Balances before Other policy liabilities and assets	112,539	3,671	108,868	109,906	4,124	105,782
Other policy liabilities and assets	6,835	602	6,233	6,703	638	6,065
Total Insurance contract liabilities and Reinsurance assets, end of period	$119,374	$4,273	$115,101	$116,609	$4,762	$111,847

	For the six months ended June 30, 2018			For the six months ended June 30, 2017
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$111,091	$3,503	$107,588	$108,411	$4,541	$103,870
Change in balances on in-force policies	(2,230)	(45)	(2,185)	1,896	(253)	2,149
Balances arising from new policies	1,819	67	1,752	1,642	61	1,581
Method and assumption changes(1)(2)	24	23	1	(622)	(108)	(514)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(387)	45	(432)	2,916	(300)	3,216
Foreign exchange rate movements	1,835	123	1,712	(1,421)	(117)	(1,304)
Balances before Other policy liabilities and assets	112,539	3,671	108,868	109,906	4,124	105,782
Other policy liabilities and assets	6,835	602	6,233	6,703	638	6,065
Total Insurance contract liabilities and Reinsurance assets, end of period	$119,374	$4,273	$115,101	$116,609	$4,762	$111,847

(1)

Q2 2017 Method and assumption changes are mainly comprised of the favourable impact on actuarial liabilities from the resolution of tax uncertainties in a U.S. subsidiary, partially offset by increases in general provisions for the risk related to changes in reinsurance market conditions.

(2)	Q1 2017 Method and assumption changes are mainly due to an update to the SLF Canada participating individual life business to reflect mortality experience.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2018	53

6.B Investment Contract Liabilities

6.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended June 30, 2018		For the three months ended June 30, 2017
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$3	$2,564	$3	$2,444
Deposits	–	116	–	73
Interest	–	12	–	11
Withdrawals	–	(76)	–	(94)
Fees	–	(3)	–	(1)
Other	–	5	–	4
Foreign exchange rate movements	–	1	–	3
Balances, end of period	$3	$2,619	$3	$2,440

	For the six months ended June 30, 2018		For the six months ended June 30, 2017
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$3	$2,517	$3	$2,305
Deposits	–	246	–	275
Interest	–	26	–	23
Withdrawals	–	(175)	–	(170)
Fees	–	(5)	–	(3)
Other	–	10	–	9
Foreign exchange rate movements	–	–	–	1
Balances, end of period	$3	$2,619	$3	$2,440

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Balances, beginning of period	$557	$602	$562	$605
Change in liabilities on in-force policies	(14)	6	(35)	7
Liabilities arising from new policies	–	1	–	1
Increase (decrease) in liabilities	(14)	7	(35)	8
Foreign exchange rate movements	4	(16)	20	(20)
Balances, end of period	$547	$593	$547	$593

6.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Maturities and surrenders	$588	$548	$1,255	$1,180
Annuity payments	465	465	934	915
Death and disability benefits	1,021	954	2,090	2,072
Health benefits	1,599	1,559	3,159	3,078
Policyholder dividends and interest on claims and deposits	301	298	538	611
Total gross claims and benefits paid	$3,974	$3,824	$7,976	$7,856

54	Sun Life Financial Inc.	Second Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Recovered claims and benefits	$468	$923	$946	$1,927
Commissions	17	20	36	40
Reserve adjustments	14	40	25	86
Operating expenses and other	20	89	40	177
Reinsurance (expenses) recoveries	$519	$1,072	$1,047	$2,230

8. Fee Income

Fee income consists of the following:

	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2017(1)	June 30, 2018	June 30, 2017(1)
Fee income from insurance contracts	$233	$222	$470	$437
Fee income from service contracts:
Distribution fees	207	223	420	442
Fund management and other asset-based fees	836	845	1,730	1,686
Administrative service and other fees	201	170	363	313
Total fee income	$1,477	$1,460	$2,983	$2,878

(1)	Balances in 2017 have been changed to conform with current period presentation as a result of the adoption of IFRS 15 described in Note 2.

Distribution fees and Fund management and other asset-based fees are primarily earned in the SLF Asset Management segment. Administrative service and other fees are primarily earned in the SLF Canada segment. The fee income by reportable segment is presented in Note 3.

9. Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the six months ended
	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
		%		%		%		%
Total net income (loss)	$770		$642		$1,375		$1,391
Add: Income tax expense (benefit)	182		(23)		301		159
Total net income (loss) before income taxes	$952		$619		$1,676		$1,550
Taxes at the combined Canadian federal and provincial statutory income tax rate	$254	26.8	$166	26.8	$448	26.8	$415	26.8
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(46)	(4.8)	(121)	(19.5)	(89)	(5.3)	(147)	(9.5)
Tax exempt investment income	(37)	(3.9)	(53)	(8.6)	(58)	(3.5)	(87)	(5.6)
Adjustments in respect of prior periods, including resolution of tax disputes	6	0.6	(21)	(3.4)	(6)	(0.4)	(36)	(2.3)
Other	5	0.4	6	1.0	6	0.4	14	0.9
Total tax expense (benefit) and effective income tax rate	$182	19.1	$(23)	(3.7)	$301	18.0	$159	10.3

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2018	55

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 30%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% (rounded to 26.8% in the table above) reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax exempt investment income includes tax rate differences related to various types of investment income that are taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three months ended June 30, 2018, relate primarily to the resolution of tax audits in Canada, as well as the finalization of prior years’ Canadian tax filings, and for the six months ended June 30, 2018, include the resolution of tax audits in Asia. In 2017, the adjustments related to the resolution of tax audits in Canada and the U.S., as well as the finalization of prior year’s Canadian tax filings.

Other for the three and six months ended June 30, 2018 and June 30, 2017 primarily reflects withholding taxes on distributions from our foreign subsidiaries. In 2018, the withholding taxes have largely been offset by the benefit relating to investments in joint ventures in Asia.

10. Capital Management

10.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2017 Annual Consolidated Financial Statements.

Effective January 1, 2018, the Office of the Superintendent of Financial Institutions (“OSFI”) has replaced the Minimum Continuing Capital and Surplus Requirements capital adequacy guideline with the Life Insurance Capital Adequacy Test (“LICAT”). SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at June 30, 2018, SLF Inc.’s LICAT ratio exceeded OSFI’s regulatory minimum target. Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at June 30, 2018, Sun Life Assurance’s LICAT ratio exceeded OSFI’s minimum regulatory target; as well, it also exceeded OSFI’s supervisory target applicable to operating life insurance companies.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at June 30, 2018. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at June 30, 2018.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

56	Sun Life Financial Inc.	Second Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10.B Significant Capital Transactions

10.B.i Common Shares

Changes in common shares issued and outstanding were as follows:

	For the six months ended
	June 30, 2018			June 30, 2017
Common shares (in millions of shares)	Number of shares		Amount	Number of shares	Amount
Balance, beginning of period	610.5		$8,582	613.6	$8,614
Stock options exercised	0.2		12	0.1	4
Common shares purchased for cancellation(1)	(3.8	)(2)	(55)	–	–
Common shares issued as consideration for business acquisition	0.1		4	–	–
Balance, end of period	607.0		$8,543	613.7	$8,618

(1)

On August 14, 2017, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 11.5 million common shares between August 14, 2017 and August 13, 2018, through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges, and/or alternative Canadian trading platforms, at prevailing market rates, or by way of private agreements or third-party share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities at a discount to the prevailing market price. In the six months ended June 30, 2018, the common shares purchased and cancelled under this program were purchased at an average price per share of $53.68 for a total amount of $206. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

(2)

1.1 million shares were purchased pursuant to a third-party share repurchase program under an issuer bid exemption order at a discount to the prevailing market price of the common shares on the Toronto Stock Exchange.

10.B.ii Subordinated Debt

On January 30, 2018, SLF Inc. redeemed all of the outstanding $400 principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures at a redemption price equal to the principal amount together with accrued and unpaid interest to that date.

10.C Participating Account Seed Capital

In the first quarter of 2018, with OSFI’s approval, seed capital, together with interest earned since demutualization, was transferred from the participating account to the shareholder account. The transfer of seed capital is recorded on our Consolidated Statements of Changes in Equity as a Transfer from participating policyholders’ equity totaling $89, comprised of $50 in SLF Canada and $39 (US$30) in SLF U.S. The transfer of interest on seed capital is included as a reduction in Participating policyholders’ net income (loss) and an increase in Shareholders’ net income (loss) totaling $110, on a pre- and post-tax basis, comprised of $75 in SLF Canada and $35 (US$28) in SLF U.S. At the time of demutualization, OSFI required shareholders to transfer seed capital into the participating account to support participating insurance policies sold after demutualization. It was anticipated that over time the seed capital would no longer be needed and that the seed capital and accumulated interest would be returned to the shareholders, subject to OSFI’s approval. The transfer has no impact on regulatory capital requirements, and will have no adverse impact on the policy dividends or security of benefits of participating policyholders.

11. Segregated Funds

11.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	June 30, 2018	December 31, 2017
Segregated and mutual fund units	$94,069	$91,637
Equity securities	10,680	10,799
Debt securities	3,347	3,517
Cash, cash equivalents and short-term securities	599	457
Investment properties	388	374
Mortgages	14	20
Other assets	238	147
Total assets	$109,335	$106,951
Less: Liabilities arising from investing activities	643	559
Total investments for account of segregated fund holders	$108,692	$106,392

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2018	57

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Balances, beginning of period	$98,943	$94,039	$7,278	$7,016
Additions to segregated funds:
Deposits	2,683	2,483	20	23
Net transfer (to) from general funds	(74)	(2)	—	—
Net realized and unrealized gains (losses)	2,713	806	290	154
Other investment income	249	256	52	56
Total additions	$5,571	$3,543	$362	$233
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,484	2,198	173	166
Management fees	249	244	17	11
Taxes and other expenses	83	63	4	3
Foreign exchange rate movements	202	110	250	(30)
Total deductions	$3,018	$2,615	$444	$150
Net additions (deductions)	2,553	928	(82)	83
Balances, end of period	$101,496	$94,967	$7,196	$7,099

	Insurance contracts		Investment contracts
For the six months ended	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Balances, beginning of period	$99,121	$90,388	$7,271	$6,779
Additions to segregated funds:
Deposits	6,056	5,898	42	45
Net transfers (to) from general funds	(91)	(15)	—	—
Net realized and unrealized gains (losses)	1,614	3,235	(14)	461
Other investment income	568	943	97	89
Total additions	$8,147	$10,061	$125	$595
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	5,291	4,737	331	314
Management fees	500	478	31	26
Taxes and other expenses	135	132	2	7
Foreign exchange rate movements	(154)	135	(164)	(72)
Total deductions	$5,772	$5,482	$200	$275
Net additions (deductions)	2,375	4,579	(75)	320
Balances, end of period	$101,496	$94,967	$7,196	$7,099

12. Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

58	Sun Life Financial Inc.	Second Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2018
Revenue	$91	$5,736	$1,122	$(123)	$6,826
Shareholders’ net income (loss)	$729	$517	$159	$(676)	$729

June 30, 2017
Revenue	$115	$6,648	$1,924	$(565)	$8,122
Shareholders’ net income (loss)	$597	$440	$93	$(533)	$597

Results for the six months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2018
Revenue	$185	$10,651	$1,945	$38	$12,819
Shareholders’ net income (loss)	$1,422	$982	$336	$(1,318)	$1,422

June 30, 2017
Revenue	$228	$12,224	$3,558	$(879)	$15,131
Shareholders’ net income (loss)	$1,171	$827	$215	$(1,042)	$1,171

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2018
Invested assets	$22,541	$140,300	$6,194	$(21,577)	$147,458
Total other general fund assets	$8,896	$21,441	$17,122	$(30,208)	$17,251
Investments for account of segregated fund holders	$–	$108,639	$53	$–	$108,692
Insurance contract liabilities	$–	$119,622	$7,717	$(7,965)	$119,374
Investment contract liabilities	$–	$3,169	$–	$–	$3,169
Total other general fund liabilities	$8,221	$22,227	$12,852	$(24,867)	$18,433

December 31, 2017
Invested assets	$23,382	$138,145	$6,531	$(21,919)	$146,139
Total other general fund assets	$7,530	$21,437	$17,152	$(29,538)	$16,581
Investments for account of segregated fund holders	$–	$106,341	$51	$–	$106,392
Insurance contract liabilities	$–	$118,003	$8,234	$(8,452)	$117,785
Investment contract liabilities	$–	$3,082	$–	$–	$3,082
Total other general fund liabilities	$8,591	$21,558	$12,822	$(24,089)	$18,882

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2018	59

13. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Common shareholders’ net income (loss) for basic earnings per share	$706	$574	$1,375	$1,125
Add: increase in income due to convertible instruments(1)	2	2	5	5
Common shareholders’ net income (loss) on a diluted basis	$708	$576	$1,380	$1,130
Weighted average number of common shares outstanding for basic earnings per share (in millions)	$607	$614	$609	$614
Add: dilutive impact of stock options(2) (in millions)	1	1	1	1
Add: dilutive impact of convertible instruments(1) (in millions)	4	4	4	4
Weighted average number of common shares outstanding on a diluted basis (in millions)	$612	$619	$614	$619
Basic earnings (loss) per share	$1.16	$0.93	$2.26	$1.83
Diluted earnings (loss) per share	$1.16	$0.93	$2.25	$1.83

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 1 million stock options for the three and six months ended June 30, 2018 because these stock options were antidilutive for the period (1 million and nil for the three and six months ended June 30, 2017, respectively).

14. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	For the three months ended June 30, 2018			For the three months ended June 30, 2017
	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Other		Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,327	$138	$1,465	$1,651	$(321)	$–		$1,330
Unrealized gains (losses) on available-for-sale assets	156	(93)	63	281	59	–		340
Unrealized gains (losses) on cash flow hedges	(12)	(1)	(13)	(10)	(4)	–		(14)
Share of other comprehensive income (loss) in joint ventures and associates	(14)	(41)	(55)	10	(32)	–		(22)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(285)	27	(258)	(299)	(61)	13	(1)	(347)
Revaluation surplus on transfers to investment properties	145	–	145	6	139	–		145
Total	$1,317	$30	$1,347	$1,639	$(220)	$13		$1,432
Total attributable to:
Participating policyholders	$11	$1	$12	$15	$(3)	$–		$12
Shareholders	1,306	29	1,335	1,624	(217)	13		1,420
Total	$1,317	$30	$1,347	$1,639	$(220)	$13		$1,432

60	Sun Life Financial Inc.	Second Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	For the six months ended June 30, 2018			For the six months ended June 30, 2017
	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Other		Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,012	$453	$1,465	$1,749	$(419)	$–		$1,330
Unrealized gains (losses) on available-for-sale assets	346	(283)	63	211	129	–		340
Unrealized gains (losses) on cash flow hedges	(11)	(2)	(13)	(6)	(8)	–		(14)
Share of other comprehensive income (loss) in joint ventures and associates	(31)	(24)	(55)	–	(22)	–		(22)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(347)	89	(258)	(291)	(69)	13	(1)	(347)
Revaluation surplus on transfers to investment properties	145	—	145	6	139	–		145
Total	$1,114	$233	$1,347	$1,669	$(250)	$13		$1,432
Total attributable to:
Participating policyholders	$9	$3	$12	$16	$(4)	$–		$12
Shareholders	1,105	230	1,335	1,653	(246)	13		1,420
Total	$1,114	$233	$1,347	$1,669	$(250)	$13		$1,432

(1)

During the six months ended June 30, 2017, the Company transferred cumulative remeasurement losses of $13 from accumulated other comprehensive income (loss) to retained earnings as a result of the termination and complete settlement of the defined benefit pension plan of a U.S. subsidiary within the SLF Asset Management segment.

15. Subsequent Event

On August 8, 2018, SLF Inc. announced that the Board of Directors had authorized the purchase of up to 14 million common shares through a new normal course issuer bid. The bid is expected to be in place from August 14, 2018 until August 13, 2019 or such earlier date as SLF Inc. completes its purchases pursuant to the bid. The purchases may be made through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges and/or alternative Canadian trading platforms, at prevailing market rates. Purchases may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. Any common shares purchased by SLF Inc. pursuant to the normal course issuer bid will be cancelled.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2018	61